December 22, 2008

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	FTI Consulting, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-14875

Ladies and Gentlemen:

Pursuant to the letter of the staff dated December 11, 2008 relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarter ended September 30, 2008 of FTI Consulting, Inc. (the “Company”). The Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) in connection with those filings that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in such filings;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ ERIC B. MILLER
Eric B. Miller
Senior Vice President and General Counsel